

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2020

Robert Brantl
Chairman, Chief Executive Officer, and Chief Financial Officer
HYB Holding Corp.
52 Mulligan Lane
Irvington, NY 10533

   Re: HYB Holding Corp.
    Amendment 1 to Registration Statement on Form 10-12G
    Filed April 20, 2020
    File No. 0-51012

Dear Mr. Brantl:

  We have reviewed your amended registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 15, 2020 letter.

Amendment 1 to Registration Statement on Form 10 filed April 20, 2020

General

1. We note your response to prior comment 4 and disclosure on page 5 that it is unlikely that you will conduct a public offering while you are a shell company. Please revise to disclose that you are a blank check company, and disclose the applicability of Rule 419 to any subsequent offerings as a blank check company. Refer to Interpretation 616.02 in the Securities Act Rules section of our Compliance and Disclosure Interpretations available on the Commission's website.

2. We note your response to prior comment 6. Please file the agreements underlying the loans from your president as exhibits to your registration statement pursuant to

Item 601(b)(10)(ii)(A) of Regulation S-K. To the extent these are oral agreements, please file a written description of the oral agreements as exhibits.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Jean C. Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Sherry Haywood, Senior Counsel, at (202) 551-33345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing